FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2008

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Press release

2. Proxy Statement

3. Appendix A to the proxy Statement

Item 1

Cellcom Israel Ltd. Announces Extraordinary General
Meeting of Shareholders

NETANYA, Israel, January 8, 2008 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, February 19, 2008, at 5:30 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Friday, January 18, 2008. Cellcom will send its shareholders of record a proxy statement describing the matters to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on each matter.

The agenda of the Meeting is as follows:

(1)	approval of a related party transaction – sale of property to Bayside Land Corporation Ltd.; and

(2)
approval of a related party transaction – (A) amendment of the letter of exemption and indemnification to office holders and (B) the grant of the letter of exemption and indemnification to office holders who are controlling shareholders.

Quorum
Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Item 1 and Item 2B require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of shareholders voting on the matter who do not have a personal interest in the resolutions or (ii) the total number of votes against the proposed resolutions of shareholders voting on the matter who do not have a personal interest in the resolutions, does not exceed one percent of the outstanding voting power in the Company.

Item 2A requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Our Audit Committee and Board of Directors approved the foregoing agenda items on January 6, 2008.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, February 19, 2008, at 5:30 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	approval of a related party transaction – sale of property; and

(2)
approval of a related party transaction - amendment of the letter of exemption and indemnification to office holders and the grant of the letter of exemption and indemnification to office holders who are controlling shareholders.

Shareholders of record at the close of business on Friday, January 18, 2008 (“Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held by a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi-Stadler, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by the member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi-Stadler General Counsel and Corporate Secretary

Dated: January 8, 2008

1

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of An Extraordinary General Meeting of Shareholders.  The Meeting will be held on Tuesday, February, 19, 2008, at 5:30 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of a related party transaction – sale of property ; and

(2)
approval of a related party transaction - amendment of the letter of exemption and indemnification to office holders and the grant of the letter of exemption and indemnification to office holders who are controlling shareholders.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.  To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting..  Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Friday, January 18, 2008 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about January 21, 2008 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On December 31, 2007, 97,504,721 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services.  According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a

2

regular basis) our Ordinary Shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications.  Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise a significant influence over us.  In this context, holding 25% of our means of control is presumed to confer significant influence.  In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other cellular services. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” of our Annual Report for 2006 on Form 20-F and our principal license, a convenience English translation of which is an exhibit to our Annual Report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights.  In addition, our licenses and our Articles of Association require that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Accordingly, the enclosed form of proxy contains a space to indicate whether or not your holdings of our Ordinary Shares contravene any of the holding or transfer restrictions set forth in our licenses.  If you indicate that your holdings do so contravene or if you fail to answer that question on the form of proxy, your form of proxy will be disqualified and your votes will be discounted.

Share Ownership

The following table sets forth, as of December 31, 2007, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to beneficially own more than 5% of our outstanding Ordinary Shares and (ii) all of our directors and executive officers as a group. The voting rights of all our Ordinary Shares are the same. As of December 31, 2007, 97,504,721 of our Ordinary Shares were outstanding.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd. (1)	59,950,000	61.48%
MFS Investment Management	4,940,310	5.07%
Directors and executive officers as a group (21 persons)(2)	60,389,392	61.66%

3

(1)
Includes 24,375,855 Ordinary Shares held by two wholly-owned subsidiaries of Discount Investment Corporation Ltd. (“DIC”) (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 Ordinary Shares, representing approximately 5.5% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd. (“IDB Development”), which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd. (“IDB”).  IDB, IDB Development and DIC are public Israeli companies whose shares are traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 50.04% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, Deputy Chairman of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds, directly and through a wholly-owned subsidiary, approximately 11.69% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors and he and their son Dori Manor are directors of IDB, IDB Development and DIC) holds, directly and through a majority-owned subsidiary, approximately 11.68% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting approximately 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB, for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not included in the “control group” under the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares.

(2)
Includes 439,392  shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following, December 31, 2007. In practice, a lower number of shares are issuable upon exercise of such options because the 2006 share incentive plan, unless otherwise approved by our board of directors, provides for a net exercise mechanism that effectively reduces the number of shares issuable upon exercise by such number of shares whose market value equals the exercise price. Also includes the 59,950,000 shares held, directly or indirectly, by DIC, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB.  Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares.

4

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 – Approval of a Related Party Transaction – Sale of Property

As previously reported in our Annual Report for 2006 on Form 20-F, in November 2001, we, through our wholly-owned subsidiary, were awarded a tender by the Israel Land Administration, or the ILA, for the development of a plot covering an area of approximately 74,500 square meters in Modi’in, Israel. According to the development agreement, we were to complete the development of the plot by November 2004. At that time, we had plans to establish our headquarters and logistics center in Modi’in, but we subsequently decided to establish our headquarters in Netanya.  As a result, we did not develop the plot.  In May 2006, we and the ILA signed a capitalized lease agreement for the plot, for a period of 49 years beginning in November 2001, and an option which may be exercised by us to extend the lease period for 49 additional years. The lease agreement is subject to the performance of our undertakings according to the development agreement. Additionally, the lease agreement includes our undertaking to complete the construction of the industrial buildings on the property by May 2007. We did not construct the buildings as originally contemplated.

Recently, three entities have offered to purchase the plot, including Bayside Land Corporation Ltd., or Bayside, a public company controlled by our controlling shareholders. The other two offers were slightly lower than Bayside’s offer, and one of them involved the grant by us of an option to purchase the plot for a period of 45 days, during which we would undertake not to negotiate the sale of the plot with third parties.

On December 10, 2007, we entered into an agreement for the sale of the plot with Bayside (the “Agreement”).  The main terms of the Agreement are as follows:

1.	The consideration for the plot is NIS 39 million (the "Consideration") plus value added tax ("VAT").

2.
Our rights to the plot are sold "As Is" and include our rights and obligations under the lease agreement, development agreement and a public infrastructure performance agreement, between us and a third party.

3.
The transaction is subject to the requisite corporate approvals of both parties, as required under the Israeli Companies Law (the “Condition Precedent”). In case the Condition Precedent is not fulfilled within 90 days from the date of the Agreement, the Agreement will not come into force and sums previously placed in escrow by Bayside will be returned to Bayside.

4.	Upon the payment of the entire Consideration (plus VAT) to us, we will transfer possession of the plot to Bayside.

5.
The transaction is subject to obtaining the consent of ILA to the transfer of our rights in the plot. The ILA is not expected to demand a consent fee for the transfer of rights in the plot since the lease agreement is capitalized. Consent fees are usually demanded by the ILA in relation to the transfer of rights in a non-capitilized lease. In case the ILA does not give its consent to the transfer of rights, each party will be entitled to terminate the Agreement, in which case any sums previously paid or placed in escrow by Bayside will be returned to Bayside. In case the ILA demands consent fees and/or any other payment following a claim (if made) as to our alleged failure to comply with the terms of the development agreement and/or the lease agreement, the parties will contest such demands.  If such demands remain, we will bear their cost. In case such demands exceed 3% of the Consideration (with the addition of the applicable VAT), we will be entitled to terminate the Agreement, unless the parties or either one of us, decide to pay the difference between the said 3% and the ILA’s demands.

6.	Immediately after the Condition Precedent is fulfilled, Bayside will be entitled to register a pledge on the rights in the plot, to secure its rights according to the Agreement.

7.	The Agreement includes other terms customary in similar transactions.

5

The completion of the transaction, if completed, is expected to influence our net income in the amount of NIS 14-16 million, taking into account a payment to the ILA of up to 3% of the Consideration. Until the transaction is finalized, we can provide no assurance that the transaction will be completed or as to the amount of the gain that will be recorded by us as a result of such transaction, if completed.

At the Meeting, the shareholders will be asked to approve the sale of the plot to Bayside, as described above.

According to the Israeli Companies Law, our controlling shareholder is deemed to have a personal interest in the transaction and therefore the transaction requires the approval of our audit committee, board of directors and shareholders, in that order.  Our audit committee and board of directors approved the transaction on January 6, 2008.

Required Majority

The approval of the proposed resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of shareholders voting on the matter who do not have a personal interest in the transaction or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the transaction, does not exceed one percent of the outstanding voting power in the Company.  For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the transaction by marking their vote in the appropriate line.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Agreement for sale of the Modi’in plot by the Company to Bayside Land Corporation Ltd. on the terms set forth in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Forward Looking Statement

The information included in this proxy statement with respect to the transaction described above contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  Said forward-looking statements, relating to the completion of the transaction between us and Bayside and the gain to be recorded in connection with such transaction, are subject to uncertainties and assumptions relating to the previously described corporate approvals and/or demand for payment by the ILA.  The ultimate results of the transaction could lead to materially different outcome than those set forth above.

6

Item 2 –	Amendment of the Letter of Exemption and Indemnification to Office Holders and the Grant of the Letter of Exemption and Indemnification to Office Holders who are Controlling Shareholders

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to exempt an office holder in advance from liability to the company for a breach of his or her duty of care and to indemnify an office holder, subject to certain conditions and limitations. For more details relating to Exemption and Indemnification to office holders, please see our Annual Report for 2006 on Form 20-F, “Item 10 – Additional Information – Memorandum and Articles of Association – Indemnification of Directors and Officers”.

We have previously received all the required corporate approvals to provide exemption and indemnification letters to our current and future office holders (as defined in Appendix A), other than office holders who are our controlling shareholders.

 In order to simplify the exemption and indemnification letter and to avoid the need – due to its current wording – to update its wording which specifies the dates of decisions to grant the exemption and indemnification letters after each decision to grant the same, we propose to amend the form of the exemption and indemnification letter to include all decisions of the relevant corporate bodies received or to be received from time to time, in the past or in the future, to grant exemption and indemnification letters and to make additional immaterial modifications in the form of the letter. The proposed modifications to the form of the letter approved in the past are marked on Appendix A hereto.  The proposed amendment was approved by our audit committee and board of directors on January 6, 2008.

In addition, on January 6, 2008, our audit committee and board of directors approved to provide exemption and indemnification letters to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders. Currently, Mr. Nochi Dankner, Mr. Isaac Manor and Mr. Shay Livnat are our directors who are, or are related to, our controlling shareholders.

At the Meeting, the shareholders will be asked to approve the amendment of the exemption and indemnification letter as marked in Appendix A hereto and to approve that exemption and indemnification letters in the amended form attached as Appendix A hereto be provided to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders.   For the avoidance of doubt, if the first proposal is not approved, the validity of the existing form of exemption and indemnification agreement will not be affected.

We believe that it is in the Company’s best interest to provide exemption and indemnification letters to our office holders who are our controlling shareholders, to enable us to attract and retain highly qualified directors.

Under the Israeli Companies Law, the adoption of the proposed resolutions require the approvals of the audit committee, board of directors and shareholders general meeting, in that order.

Required Majority

The approval of proposed resolution "A" requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

The approval of proposed resolution "B" requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one third of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed one percent of the outstanding voting power in the Company.  For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a

7

personal interest in the resolution by marking their vote in the appropriate line.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“A. RESOLVED, to approve the amendment of the exemption and indemnification letter in favor of office holders as marked in Appendix A hereto; and

B. RESOLVED, to approve that exemption and indemnification letters, substantially in the amended form attached as Appendix A hereto, be provided to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

By Order of the Board of Directors,

Liat Menahemi-Stadler General Counsel and Corporate Secretary

Dated: January 8, 2008

8

Item 3

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

Appendix A to the Proxy Statement

Date: _____________

To: ____________________

From: Cellcom Israel Ltd. (henceforth the "Company")

Letter of Exemption and Indemnification

Whereas Article 61 of the Articles of Association of the Company allow the Company to exempt office holders from liability and give office holders an advanced undertaking to indemnify them;

And whereas~~, and in light of Amendment No. 3 to the Companies Law,~~  the Board of Directors of the Company ~~approved~~ in its resolutions ~~of 9.8.2005, and in its additional decisions of 23.2.2006, 16.5.2006, 29.10.2006, and 11.01.2007~~ and, where required, the Company's general meeting in its resolutions as well, after approval for such was received from the Audit Committee of the Company, approved the provision by the Company to office holders, as defined below, ~~the provision~~ of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for their liability ~~of office holders as defined below~~, in accordance with the conditions detailed in this letter of exemption and indemnification~~, and this without derogating from the Letters of Exemption and Indemnification provided to office holders as per decisions of the Company's institutions from 8.8.2002 (henceforth – "the indemnification decision from 2002"), to the extent that these Letters of Exemption and Indemnification are legally valid~~, and provided that the total of all the amounts of indemnification payable in accordance with all the letters of exemption and indemnification ~~provided according to the indemnification decision from 2002 and in accordance with all the Letters of Exemption and Indemnification~~ provided and/or that will be provided by the Company in accordance with the ~~said~~ indemnification decisions, as defined below,~~of the Board of Directors (from August 2005, February, May and October 2006 and January 2007)~~, will not exceed the maximum indemnification amount as defined in paragraph 5 below;

~~And whereas on 9.8.2005, 23.2.2006, 10.9.2006 and 11.1.2007 the General Meeting of the Company approved the said decisions of the Board of Directors respectively (henceforth – "indemnification decisions");~~

~~And whereas in the framework of the indemnification decisions, the Board of Directors approved that the Company provides you advanced exemption from your liability towards it and an advanced undertaking to indemnify you for your liability as an office holder.~~

We therefore notify you as follows:

Definitions

In this letter of exemption and indemnification, the following terms shall have the meaning set beside them:

"Indemnification Decisions" – decisions of the authorized bodies of the Company, that were received or will be received from time to time in the past or in the future, as required by law, approving the provision to office holder, as defined below, of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for his or her liability as an office holder as aforesaid.

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

"Office Holder" – an office holder, as defined in the Companies Law, 5759 – 1999 (henceforth – the "Companies Law") in the Company, and also a person who, in accordance with a decision of the Board of Directors, serves as an office holder in another company, partnership or any other corporation whatsoever, of which the Company holds the means of control (henceforth – "other company"), including every such office holder who served in the past or will serve in the future in such positions, and a position holder in the Company and/or in other company, including one holding a position in the past and/or in the future, to whom the Board of Directors of the Company decides to give a letter of exemption and indemnification for his or her liability as an office holder as aforesaid.
"Action" (or any derivative thereof) – an act, including a decision and/or a failure to act (or any derivative thereof) by implication, which an office holder, as defined above, did or will do by virtue of his or her said position, including such actions carried out before the date of this letter of exemption and indemnification.
"Means of Control" – as defined in the Companies Law.
"Third party" – excluding any one of the shareholders of the Company or any one on their behalf.
"Distribution" – as defined in the Companies Law.

Exemption from Liability
1.
The Company hereby exempts you in advance of any liability for any damage caused to it due to a breach of your duty of care towards it in your actions by virtue of your position as an office holder, and subject to those limitations determined by any law. It is hereby clarified that the Company does not exempt you in advance from your liability towards it due to a breach of duty of care in an allocation, inasmuch as such applies to you, if at all.

Indemnification - General
2.
The Company hereby undertakes to indemnify you for indebtedness or expense as detailed in Paragraph 4 below, which may be imposed upon you or which you paid following actions you took by virtue of your being an office holder, inasmuch as the indebtedness or expense was not actually paid by an insurance policy or an indemnification of a third party.

Restrictions
3.	The provisions of this letter of exemption and indemnification are subject to the provisions of Chapter 3 of Part 6 of the Companies Law.

Scope of the Indemnification
4.	The undertaking of indemnification stated in Paragraph 2 above, will apply to indebtedness or expense imposed upon you or paid by you, as follows:

4.1
Monetary indebtedness imposed upon you for the benefit of another person by a court ruling, including a judgment given in a compromise or an arbitrator's rulling approved by court, due to actions you carried out by virtue of your being an office holder related, directly or indirectly, to one or more of the events detailed in the appendix to this letter of exemption and indemnification (henceforth – "the Appendix") provided that the maximum amount of indemnification will not exceed the amount detailed in Paragraph 5 below;

4.2
Reasonable litigation expenses, including attorney's fees, which you spent because of an investigation or proceedings which was conducted against you by an authority authorized to conduct an investigation of proceedings, and which concluded without filing an indictment  against you and without a

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

monetary indebtedness being imposed upon you instead of criminal proceedings, or which concluded without filing an indictment against you but with a monetary indebtedness being imposed upon you instead of criminal proceedings in a criminal offence not requiring criminal proof of Mens Rea; in this paragraph – conclusion of proceedings without  filing an indictment in a matter in which a criminal investigation was initiated – shall mean closing the case in accordance with Section 62 of the Criminal Procedure Law [Integrated Version], 5742 – 1982 (in this Paragraph – the Criminal Procedure Law), or a stay in proceedings by the Attorney General in accordance with Section 231 of the Criminal Procedure Law; "Monetary indebtedness instead of criminal proceedings" -monetary indebtedness legally imposed instead of criminal proceedings, including an administrative fine in accordance with the Administrative Offences Law, 57461985, a fine for an offence determined to be an offence punishable by fine in accordance with the provisions of the Criminal Procedure Law, a monetary sanction or redemption;

4.3
Reasonable litigation expenses, including attorney's fees, which you will pay or for which you will be made liable by the court, in proceedings conducted against you by or in the name of the Company or by another person, or in a criminal indictment from which you will be acquitted, or in a criminal indictment in which you will be convicted of a crime not requiring proof of Mens Rea.

Payments under the Letter of Indemnification
5.
5.1
The amounts which the Company will pay in accordance with Paragraph 4.1 above to all office holders in the aggregate, in accordance with all letters of exemption and indemnification that were issued and /or will be issued in accordance with the indemnification decisions ~~and in accordance with the indemnification decision from 2002~~ (henceforth – the "letter of indemnification"), will not exceed an amount equivalent to all the insurance payments, which the Company will receive from time to time in the framework of any Office Holders' Liability Insurance in the Company, with the addition of an amount equivalent to 30% of the shareholders' equity of the Company as per its audited financial statements for 31.12.2001, after being adjusted from time to time to the rate of increase of the Consumers Price Index from that date (henceforth – "the maximum indemnification amount").

5.2
If and to the extent that the total of all the amounts which the Company will be required to pay in accordance with Paragraph 4.1 above at any date whatsoever, with the addition of the total of all the amounts that the Company has paid up to that date, in accordance with the letters of indemnification as defined in Paragraph 5.1 above, will exceed the maximum indemnity amount, the maximum indemnity amount, or the balance remaining of it, respectively, will be divided between the office holders who will be entitled to the said amounts in respect of claims made by them to the Company under the letters of indemnification and were not paid to them prior to that date, so that the amount that each one of the said office holders will actually receive will be calculated according to the ratio between the amount due to each one of the office holders and the amount due to all the said office holders, in the aggregate, at that date in respect of these claims.  If it becomes clear at a later date, that amounts which the Company was required to pay have become available, whether because of

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

that stated in Paragraph 7 below or because of the dismissal of claims against office holders without the need to pay for them all or part of the amounts that the office holder claimed, the balance of the indemnification amount will be increased by the amounts made available and all the office holders who received only their relative share as stated above will be entitled to their relative share, pro rata, of the amounts made available.

5.3
In order to clarify the manner of calculation detailed in Paragraph 5.2 above, we shall give the following example: let us assume that the maximum indemnity amount is 500. At a certain date, Office Holder A was paid an amount of 100 in respect of an indemnification given to him.  As a result, the balance for indemnification after the payment stands at 400.  At a later date, Office Holders B, C and D were sued, and they claim indemnification from the Company in the amounts of 100, 200, and 300 respectively.  In such a case, since the amount of indemnification claimed (600) is larger than the balance for indemnification (400), the balance will be divided proportionately between the office holders in the following manner: Office holder B will receive 400*100/600, Office holder C will receive 400*200/600, and Office holder D will receive 400*300/600.  If after the said payment, it will become clear that Office holder A was not entitled to indemnification, an amount of 100 will become available and it will be returned to the general fund. The amount that become available (100) will be divided proportionately between B, C and D so that B will be paid an additional amount of 100*100/600, C will be paid an additional amount of 100*200/600, and D will be paid an additional amount of 100*300/600.

5.4
In any event the amount of indemnification paid to you by the Company, together with the amounts paid to you in the framework of an insurance policy and/or in accordance with an undertaking of indemnification by any third party whatsoever, will not exceed the amount of monetary indebtedness and/or expenses as stated in Paragraph 4 above, which was borne or incurred by you. For this matter, the amounts of the self participation according to the insurance policy, if such were set, will be considered as amounts not actually paid. If the Company will pay you or in your place amounts which you are entitled to receive in accordance with the insurance policy and/or in accordance with the undertaking of indemnification by any third party whatsoever, then you will assign the Company your rights to receive the sums in accordance with the insurance policy or the undertaking of indemnification by a third party, inasmuch as there is no impediment to the assignment of these rights, and you will authorize the Company to collect these amounts in your name, inasmuch as required to carry out the provisions of this Paragraph. If you collected directly from the insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Paragraph 7 below.

Operation
6.	In any event in respect of which you may be entitled prima facie to indemnification in accordance with this letter of Indemnification, the parties will act as follows:

6.1
Subject to any laws, the Company will notify you of any suspicion or threat that legal proceedings, an investigation or proceedings by an authorized authority, may be initiated against you, this with due promptness after it first became known to the Company, and no later than at the end of 10

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

business days after it first became known to the Company, and will give you, without delay, a copy of any document connected with the proceedings served to it by the originator of the proceedings.

6.2
Subject to any laws, you will notify the Company of any legal proceedings, investigation or proceedings by an authorized authority, initiated against you, and of any suspicion or threat that such will be initiated against you, this with due promptness after it first became known to you, and no later than at the end of 10 business days after it first became known to you, and you will give the Company or to whom it directs, without delay, a copy of any document connected with the proceedings served to you by the originator of the proceedings.

6.3
The Company will be entitled to take over the conducting of your legal defense in the framework of such proceedings and/or transfer the said conducting to a reputable attorney with experience in the relevant field whom the Company will choose for this purpose. The Company may appoint an attorney as stated above provided that your agreement is given in advance, in writing, to the identity of the attorney. However, your said agreement will only be withheld on reasonable grounds, including due to circumstances in which there is, in your reasonable opinion, a conflict of interests between your defense and that of the Company or another office holder. In the event of such conflict of interests, a separate attorney acceptable to you will be appointed on for you, in order to protect your personal interests.  Subject to the aforesaid, the Company and/or any such lawyer are entitled to act in the framework of the said conducting while reporting to you on a current basis and consulting with you.

The Company and/or the said attorney will be allowed to bring the proceedings to a conclusion. However, the Company and/or the attorney will not agree to a compromise being made, as a result of which you will be convicted of a criminal offense or you will be required to pay amounts for which you will not be indemnified in accordance with this letter of indemnification and you will not be paid in the framework of the insurance purchased by the Company or in the framework of an indemnification by a third party, except with your prior consent in writing.  The Company will not agree to decide in a dispute by way of arbitration except after your prior consent in writing was received.  However, your said consent will not be withheld except on reasonable grounds.

At the request of the Company, you will sign any document authorizing the Company and/or any such attorney to conduct in your name your defense in the framework of those proceedings and to represent you in everything connected to the same, in accordance with the aforesaid.

6.4
You will cooperate with the Company and/or any such attorney in every reasonable way required of you by any of them in the framework of their conducting concerning those proceedings, including dedicating all the time required for dealing with those proceedings, signing requests, statements, powers of attorney and any other document, provided that the Company will take care of full cover of all the expenses involved so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5 above.

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

6.5
The Company will not be obligated to indemnify you for any amount which will be charged to you following a compromise or arbitration arrangement, unless the Company's consent was given in advance in writing to the compromise arrangement or the carrying out of that arbitration, respectively.

6.6
Whether the Company exercises its right in accordance with Paragraph 6.3 above or not, the Company will take care of full cover of all the litigation expenses stated in Paragraphs 4.2 and 4.3 above, and will pay those expenses so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5.4 above.

Subject to Paragraph 7.1 below, amounts that will be paid by the Company as stated above will be credited as an advance payment on account of the indemnification amount to which you will be entitled in accordance with this letter of indemnification.

6.7
Upon your request to make a payment in connection with any event whatsoever in accordance with this letter of indemnification, the Company will take all the steps required by law for its payment, and will act to arrange for any approval that may be required in connection with the same, if required.

6.8
At any time, you may contact the Corporate Secretary and receive information regarding the amount of balance remaining for indemnification not yet paid by virtue of the letters of indemnification as defined in Paragraph 5.1 above.

Repayment of Amount of the Indemnity
7.
7.1
If the Company paid you or instead of you any amounts in accordance with this letter of indemnification, including amounts in accordance with Paragraph 6.6 above, and it became clear afterwards that you are not entitled to indemnification from the Company for those amounts, the amounts will be considered as a loan provided to you by the Company which will bear interest at the minimum rate determined in accordance with section 3 (i) of the Income Tax Ordinance, or any other law which will replace it, as may be from time to time, and which does not represent a taxable benefit to you.

In the said event, you will repay the loan when required in writing by the Company to do so, and in accordance with a payment arrangement which the Company will decide, with the approval of the Audit Committee of the Company.

It is hereby clarified that, in the event that the Company paid you, or instead of you, litigation expenses, including attorney's fees, following an investigation or proceedings carried out against by the authorized authority, or concerning criminal proceedings initiated against you, these amounts will be considered as a loan the Company provided you, on the conditions stated in this Section.  If and when it will be made clear that the Company may legally indemnify you for these amounts, these amounts will become indemnification amounts paid to you by the Company in accordance with this letter of indemnification, you will not be required to refund them to the Company, the interest in respect of them

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

will be waived, and the Company will bear tax payments which will therefore apply to you , inasmuch as there will be such.

7.2
It is hereby clarified that amounts ruled in your favor in the framework of legal proceedings, a compromise arrangement or arbitration concerning indebtedness or expenses which were previously paid to you or instead of you by the Company in accordance with this letter of indemnification, will be refunded by you to the Company immediately upon their receipt by you. In the event that the said amounts were ruled in your favor and you have not yet received them, you will assign the Company your rights for the receipt of the said amounts and/or authorize the Company to collect these amounts in your name.

General
8.
The Company's obligation in accordance with this letter of exemption and indemnification will remain in your favor after the end of your service as an office holder provided that the actions subject to this letter of exemption and indemnification were carried out during your period of service as an office holder.

9.
The Company's obligations in  accordance with this letter of exemption and indemnification will be interpreted widely and in a manner intended for their implementation, inasmuch as permitted by law, for the purpose for which they were intended. In the event of a contradiction between any provision in this letter of exemption and indemnification and the provision of law which cannot be conditioned upon, changed or added to, the said provision of the law will prevail, but the aforesaid will not impair or derogate from the validity of the other provisions in this letter of exemption and indemnification.

10.
The total of all the indemnification amounts payable in accordance with Paragraph 4.1 of the letter of indemnification which were provided, including those which will be provided in the future, by virtue of the indemnification decisions~~and by virtue of the indemnification decision from 2002~~, will not exceed the maximum indemnification amount as defined in Paragraph 5 above.

11.
This letter of exemption and indemnification will not impair or derogate from future decisions of the Company to provide indemnification in advance or after the fact in any matter subject to all laws, and shall not oblige the Company to provide you additional indemnification to that stated in this letter of exemption and indemnification.

12.	The Appendix to this letter of exemption and indemnification is an integral part thereof.

And as proof the Company appends its signature, by means of its legally authorized signatories.

Cellcom Israel Ltd.

I confirm receipt of this letter of exemption and indemnification and confirm my consent to its conditions including Paragraph 7 and Paragraph 10 above.

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

Appendix

Subject to the provisions of the Companies Law and the letter of indemnification, you will be entitled to indemnification for indebtedness imposed on you in favor of any other person in accordance with a judgment, including a judgment given in a compromise or an arbitration ruling approved by the court, following an action you carried out by virtue of your being an office holder of the Company or of another company as defined in the letter of indemnification, concerning the following events which are expected in the opinion of the Board of Directors of the Company in light of the Company's activity:

1.
A transaction within the meaning of Paragraph 1 of the Companies Law, including the transfer, sale, letting or acquisition of assets or liabilities, including securities, or the giving or receiving of right in any one of them, and an action directly or indirectly involved in such a transaction.

2.	An action, including provision of information and documents, in connection with a transaction as set forth in Paragraph 1 above.

3.
A report or notice served by the Company or on its behalf, to the various supervisory authorities, including, but not limited to, the Ministry of Communications, The Ministry of Treasury, the Ministry for the Environmental protection, the Ministry of Industry, Trade and employment, etc.

4.
A report or notice served by the Company or on its behalf, by virtue of the Communication Laws, Companies Laws, Securities Laws, the various Tax Laws, Untitrust Laws, statutes regulating labor relations or any other law obliging the Company to report or give notice, or a law of another country regulating similar matters and/or avoidance of serving the aforesaid report or notice.

5.	A report or notice to the shareholders, whether regulated by laws of Israeli and/or foreign securities laws, or regulated by other laws.

6.	A report or notice which the Company is obligated to give by power of agreements with credit lenders, institutions and other third parties.

7.
Events in connection with change in ownership of the Company or change in the structure of the Company. Its reorganization, dissolution or any decision concerning them, including, but not limited to, merger, division, change in the capital of the Company, establishment of subsidiaries, their dissolution or sale, issuance and allocation.

8.
An action in the areas of the Company's business in connection with the setting up of sites and construction of technological engineering systems, including matters of Building and Planning, licensing of sites, licensing of businesses, security, insurance, environmental protection.

9.
An action in the area of the Company's business in relation to interface with its customers, including in connection with customer data banks, protection of their privacy and matters covered by Consumer Protection Laws.

10.	An action in the area of the Company's business with relation to the Company's billing interface with its customers, and with other communications operators.

11.
An action connected with the relationships with the various communications operators, dealers, importers, suppliers, consultants and additional bodies with whom the Company enters into agreements and/or cooperates.

12.	An action connected with multi-participant events which the Company is accustomed to hold from time to time with its customers, employees, agents, dealers or suppliers.

13.	A remark, saying including an expression of a position or opinion made in good faith by you as an office holder and by virtue of this position and

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

including within the framework of meetings of the Board of Directors, one of its committees or in meetings of the Management.

14.	The aforesaid will apply with the required adjustments to such actions in "another company".

15.	An offer of securities to the public/or listing of securities for trade in a stock exchange, In Israel or abroad, and publishing of a prospectus for this purpose.

16.	An action, including provision of information and documents, in connection with that stated in Paragraph 15 above.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 8, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel